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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREENWICH PRIME TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 First Stamford Place 6th Floor East
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Savitz (203) 388-4800
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Barry Savitz swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Prime Trading Group LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Senior Managing Partner

Title



Notary Public

DOROTA LUPINSKA
Notary Public
My Commission Expires February 28, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

CONTENTS
December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members of
Greenwich Prime Trading Group, LLC

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 27, 2008

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP became partners of McGladrey & Pullen, LLP

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and Cash Equivalents	$ 571,395
Receivables from Brokers and Dealers	54,800
Fixed Assets (net of accumulated depreciation and amortization of $178,481)	40,774
Other Assets	361,452
Total Assets	$1,028,421
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 88,823
Accrued soft dollar expenses	1,944
Total liabilities	90,767
Members' Equity	937,654
Total Liabilities and Members' Equity	$1,028,421

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF INCOME

Year ended December 31, 2007	
Income:	
Commissions	$5,240,150
Other income	167,405
Total income	5,407,555
Expenses:	
Compensation and benefits	3,740,685
Depreciation and amortization	20,202
Clearing, commission and floor brokerage fees	130,323
Communications and market data	185,901
Rent and occupancy	246,345
Soft dollar	447,742
Licensing fees	119,008
Professional fees	82,645
Travel and entertainment and promotional expenses	44,637
General and administrative	56,906
Total expenses	5,074,394
Net income	$ 333,161

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2007	
Members' equity at January 1, 2007	$508,981
Contributions	156,716
Distributions	(61,204)
Net income	333,161
Members' equity at end of year	$937,654

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2007	
Cash flows from operating activities:	
Net income	$ 333,161
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	20,202
(Increase) decrease in operating assets:	
Receivables from brokers and dealers	40,225
Other assets	(213,625)
Decrease in operating liabilities:	
Accrued expenses and other liabilities	(30,657)
Accrued soft dollar expenses	(182,844)
Net cash used in operating activities	(33,538)
Cash used in investing activity - purchase of fixed assets	(1,240)
Cash flows from financing activities:	
Capital contributions	156,716
Capital distributions	(61,204)
Net cash provided by financing activities	95,512
Net increase in cash	60,734
Cash at beginning of year	510,660
Cash at end of year	$ 571,394

See Notes to Financial Statements

1. ORGANIZATION:

Greenwich Prime Trading Group, LLC (the "Company") is a Connecticut limited liability company. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company, at times, maintains bank deposit accounts in excess of federally insured limits. It has not experienced any losses on such accounts.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The Company records its commission revenue on a trade-date basis.

Cash equivalents include highly liquid investments that are readily convertible into cash.

3. RECEIVABLE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by its clearing broker, pursuant to a clearing agreement. At December 31, 2007, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. INCOME TAXES:

The Company is not liable for federal and state income taxes because its Members are required to report its share of the Company's income or loss on their income tax returns.

5. REGULATORY REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2007, the Company had net capital, as defined, of $519,503, which exceeded the required amount by $513,452.

6. PROFIT-SHARING PLAN:

The Company maintains a qualified profit-sharing plan under section 401(a) of the Internal Revenue Service code. For the year ended December 31, 2007, the expense for the profit-sharing plan was $90,000.

7. COMMITMENTS AND CONTINGENCIES:

The Company is obligated under a noncancelable operating lease for office space expiring April 2013. The aggregate minimum future payments under this lease, exclusive of required payments for increases in real estate taxes and operating costs, are payable as follows:

Year ending December 31,	
2008	$171,700
2009	176,800
2010	181,900
2011	187,000
2012	192,100
Thereafter	64,600
	$974,100

8. FIXED ASSETS:

Details of fixed assets at December 31, 2007 are as follows:

Computer equipment	$145,629
Furniture	56,151
Leasehold improvements	17,475
	219,255
Less accumulated depreciation and amortization	178,481
	$ 40,774

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2007

Credits - Members' equity	$937,654
Net capital before haircuts on proprietary positions	937,654
Nonallowable assets	402,227
Other deduction	5,000
Haircuts on proprietary positions	10,924
Net capital before minimum net capital requirement	519,503
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $90,767, or $5,000)	6,051
Excess net capital	$513,452
Ratio of aggregate indebtedness to net capital	17.47 to 1
Aggregate indebtedness - accrued expenses and other liabilities	$ 90,767

Reconciliation between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing:

Net capital, as reported in the Company's unaudited Part IIA FOCUS Report	$560,186
Audit adjustments	(40,683)
Net capital, as adjusted	$519,503

END

See Notes to Financial Statements